Item 77D

At the December 2002 Board Meeting, the Board approved the following investment change: to the extent that a Fund invests up to 25% of its total assets in forward currency exchange contracts in the currencies of these countries, the Fund may also invest up to 25% of its assets in short positions in these same types of contracts.

Each of the Funds may invest up to an additional 15% of its total assets in short positions of international stock or fixed income index futures, provided that such Fund also invests the same amount in long positions in these same types of securities. In pursuing this investment strategy, each of the Funds may invest, the aggregate, up to 25% of its total assets in short positions, and an additional 25% of its total assets in long positions, in these types of securities.

The use of short sales and/or derivatives for leveraging purposes tends to magnify the effect of an instrument's price changes as market conditions change. For futures contracts and options on futures used for non-hedging purposes, the margin and premiums required to make those investments will not exceed 5% of each Fund's net asset value after taking into account unrealized profits and losses on the contracts. Futures contracts and options on futures contracts used for non-hedging purposes involve greater risks than stock investments.